December 23, 2002

Dear Shareholder:

RE: Unsolicited offer to purchase Canada Life's common shares

You will have seen in the press that Manulife Financial Corporation proposes to make an offer to buy all of the outstanding common shares of Canada Life with a combination of cash and Manulife common shares. This is obviously a very significant event for Canada Life and let me assure you it has our attention.

We expect that you will be receiving, or have recently received Manulife's offer to purchase Canada Life's common shares.

There is no need to do anything immediately as the offer will be open for acceptance for at least several months. Canada Life will study the offer once we receive it, we will consider what alternatives may be available, and we will provide a recommendation by mail to all of our shareholders.

We are committed to delivering shareholder value, and to communicating with our shareholders, so please await our further communication.

Yours very truly,
David A. Nield